EXHIBIT 99.1

December 4, 2018

AVINO ANNOUNCES DRILL RESULTS FROM AVINO OPEN PIT MINE AREA

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American/GV6: FSE; “Avino” or “the Company”) is pleased to announce drill results from eleven holes that were drilled in the wall of the Avino Open Pit Mine area of the Avino vein stockwork system. The Avino Open Pit Mine area is located on the Avino property, situated 80 kilometres northeast of Durango, Mexico. Mapping by the mine geology team revealed shallow remnants of vein material on the margins of the open pit that had not been mined historically. Subsequently, during July and August 2018, eleven short diamond drill holes were drilled from surface into the footwall and the hanging wall to the main Avino Vein at the western end of the historic open pit. Mineralized material was intersected in a zone of stockwork and vein material less than 120 metres from surface. This has been provisionally named the ‘El Hundido Zone’. The stratigraphic relationship between this material and the zones currently being mined at depth in the Elena Tolosa “ET” Mine will be correlated with further work. The assays show a promising range of gold, silver, and copper grades at different widths, which warrant further investigation.

“These drill results are encouraging and indicate the possibility of additional mill feed for Mill Circuit 4 in the future, and as we are currently in a low metal price environment, we are always looking at economical ways of running material through the Mill.” said David Wolfin, President and CEO. “Additionally, I would like to thank the operations team in Mexico for their continued initiative and focus on multiple stages of growth at the Avino Mine.

The eleven drill holes that totaled 924.65 metres can be viewed by clicking here Map A or at the end of this release, and are summarized as follows:

Table 1: Summary of Drilling on the Margins of the Avino Open Pit

Hole Number	Description	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
ET-18-03	Andesite	82.55 – 118.6	36.05	0.03	93	0.15
	Including	82.55 – 90.95	8.40	0.01	325	0.22
ET-18-04	Breccia Quartz	69.95 – 73.9	3.95	1.47	323	0.30
ET-18-05	Quartz Vein	87.85 – 91.15	3.30	1.05	100	0.36
	All zone	99.30- 105.55	6.25	1.34	121	0.18
	Including	99.30 – 102.50	3.20	2.13	213	0.24
ET-18-06	Stockwork	73.85 – 85.10	11.25	0.62	112	0.86
	Including	76.20 – 78.85	2.65	1.64	260	1.28
	Including	78.85 – 85.10	6.25	0.30	72.6	0.91
ET-18-07	Breccia	107.85 – 113.85	6.0	0.73	181.7	0.69
ET-18-08	Stockwork	73.25 – 96.15	18.0	0.24	64.9	0.41
	Including	85.85 – 96.15	10.3	0.33	85	0.36
	Including	89.50 – 92.55	3.05	0.85	141.8	0.28
ET-18-09	Breccia	42.30 – 59.30	17.0	0.51	72	0.19
	Including	54.80 – 59.30	4.50	0.88	79.4	0.59
ET-18-10	Stockwork	52.30 – 65.80	13.5	0.22	68	0.05
ET-18-11	Stockwork, Breccia	24.45 – 43.30	18.65	0.62	84.4	0.15
	Including	24.45 – 28.60	4.15	0.60	144.3	0.07
	Including	42.05 – 43.30	1.25	2.81	343.7	1.69

Avino Silver & Gold Mines Ltd. – December 4, 2018

Avino Announces Drill Results from Historic Avino Open Pit Mine Area

Hole Number	Description	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
ET-18-12	Breccia Quartz	22.75 – 23.85	1.10	0.60	408	1.88
	Stockwork	30.55 – 51.60	21.05	0.35	79.3	0.58
	Including	30.55 – 35.80	5.25	0.53	154.9	0.85
	Including	47.05 – 51.60	4.55	0.76	121.5	1.40
ET-18-13	Andesite	18.00 – 21.90	3.90	0.67	120	0.08
	Breccia	18.00 – 33.05	15.05	0.39	74	0.09
	Andesite	34.35 – 36.35	2.00	3.98	23	0.02

True Widths cannot be determined with the information available

These drill results are encouraging as the presence of mineralized material in the historic open pit mine area has the potential to add easily accessible mineable tonnage to our portfolio.

About the Avino Vein

The Avino vein is 1.6 km long and 60 m wide on the surface and has been followed longitudinally for more than 1,300 m and vertically for more than 600 m. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, high grade zones within the vein and stock-work zones are frequently found in the upper part of the vein, as well as at its intersections with a number of lateral veins.

The Avino Vein has three main mineralized zones—San Luis, Elena Tolosa (La Gloria/Hundido) and Chirumbo areas—which rake to the west and are open at depth.

The hanging wall of the Avino Vein is andesite, while the footwall is a monzonite intrusive with andesite sections.

The mineralized zones of the Avino vein structure that are currently being evaluated were not economic 30 to 40 years ago due to the low metal prices at that time, however, with improved market conditions, modern efficiencies, advanced mining and mill equipment, the mining of these areas could now be cost effective.

Santiago Vein

At the San Gonzalo mine, the Santiago vein dips steeply at 80° to the south and is oblique to the San Gonzalo vein (which dips 80° to the northeast). Recent development in the San Gonzalo mine has been focused on Level 2, which was originally drilled and sampled between 2007 and 2011. During the recent development, new mineralization was discovered and the possibility of vertical extension of known mineralization is being investigated by further development and drilling.

Currently, we have approximately 2,500 tons of broken mine material, grading 350 grams per tonne Ag and 0.50 grams per tonne Au and are now drifting at Level 3 along the Santiago vein continuing to explore vertical continuity of mineralization in Level 2. Three diamond drill holes from underground have been completed and the assay results are pending. The long section showing the relation between the Santiago and San Gonzalo veins can be viewed by clicking here Map B or at the end of this release.

Avino Property Exploration Potential

The Company remains optimistic regarding the vast unexplored potential across the Avino Property which hosts dozens of historic shallow artisanal mines. Regionally, the Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low sulphidation epithermal veins, breccias, stockwork and silicified zones. These zones grade into a “near porphyry” environment, particularly in the Avino Mine area.

Avino Silver & Gold Mines Ltd. – December 4, 2018

Avino Announces Drill Results from Historic Avino Open Pit Mine Area

Sampling and Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted to SGS Laboratory facility in Durango, Mexico, and the other half is retained on-site for verification and reference.

Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values exceeding 10,000 ppm (1%) are-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Information in this press release has been reviewed and approved by Michael O’Brien, P.Geo., Technical Director, Geology and Resources, Ausenco Engineering Canada Inc, who is an “independent qualified person”, as defined by Section 1.5 of National Instrument 43-101.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Avino Silver & Gold Mines Ltd. – December 4, 2018

Avino Announces Drill Results from Historic Avino Open Pit Mine Area

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties as set forth in our regulatory filings in Canada and the U.S.. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

SECC 2100
ET-18-07
ET-18-08
HUNDIDO
ET-18-05
ET-18-06
ET-18-04
LA GLORIA
2712900 N
LR N 66° E
2712800 N
570400 E
570500 E
GRAPHIC SCALE
0 5 10 25 50
METERS
Cia. Minera Mexicana de Avino, S.A. de C.V.
Avino Project
Durango, Mexico.

120418 - Map A

Interseccion Veta Santiago- Veta Nuestra Señora de Lourdes.
M2g

120418 - Map B